

**OPENING Q4 2020**

**MILWAUKEE, WI**



# Adrian Deasy · 3rd

Co-Founder, CEO at Octane Coffee

Waukesha, Wisconsin, United States · 500+ connections ·

**Contact info**

 Octane Coffee

 University of Wiscor
Madison

## Experience



**Co-Founder, CEO**
Octane Coffee
Nov 2018 – Present · 2 yrs 1 mo
Milwaukee, Wisconsin, United States

Octane Coffee provides customers with the world's fastest drive-thru coffee experience. We've
developed a fully automated robotic cell that serves premium coffee, tea, hot chocolate and
juice drinks to the driving commuter, who can order easily from their mobile phone. Octane
Coffee will be launching its first retail location in the Milwaukee area during Summer 2020.

 Octane Coffee -
Milwaukee, WI

**Mechanical Engineer and Robotic Automation Design Consultant**
www.AdrianDeasy.com · Freelance
Aug 2016 – Present · 4 yrs 4 mos
Greater Milwaukee Area

I am a freelance Mechanical Engineer and U.W. Madison Alumni with 8+ years of Manufacturing
and CAD Design experience. My focus is on helping small to medium businesses automate their
manufacturing operations for greater profitability with less employee overhead.

see mor
...



**Custom Product Design | WI | Adrian Deasy...**



### Project Engineer
Ritus Corporation
Oct 2015 – Mar 2018 · 2 yrs 6 mos
Milwaukee, WI

• Tooling and Fixture Design for Large Volume Manufacturing of Injection Molded Rubber and Plastic Parts
• New Product Quoting, Launches, and Process Optimization
• Continuous Improvement Projects



### Manufacturing Engineer
Harley-Davidson Motor Company
Nov 2014 – Oct 2015 · 1 yr
Menomonee Falls, WI

• Engineering Support for the Engine/Transmission Machining and Assembly Operations
• Tooling and Fixture Design for Assembly Line Use
• Evaluating Existing Processes and Tooling for New Product Launches
• Continuous Improvement Projects



### Manufacturing Engineer
Ace Precision Machining Corp.
Oct 2013 – Nov 2014 · 1 yr 2 mos
Oconomowoc, WI

• Manage Dimensional and Process quality for Aerospace and Ground Power applications of Gas Turbine Engine components
• Launch New Product for OEM and Rebuild/Overhaul Applications
• Root Cause Analysis of Process Issues in Forming, Assembly, Welding and Machini …see mor

Show 2 more experiences ⌄

## Education



### University of Wisconsin-Madison
Bachelors of Science, Mechanical Engineering
2008 – 2012



